ReliaStar Life Insurance Company
and its Separate Account N

ING Encore/ING Encore Flex

Supplement dated June 27, 2008 to the Contract Prospectus and Statement of Additional Information, each dated April 28, 2008, as amended

The following information updates and amends certain information contained in your variable annuity Contract Prospectus and Statement of Additional Information ("SAI"). Please read it carefully and keep it with your current Contract Prospectus and SAI for future reference.

1. On March 27, 2008, the Board of Trustees of ING Variable Products Trust and ING Investors Trust approved a proposal to reorganize the following Portfolio (the "Disappearing Portfolio") into the following respective Portfolio (the "Surviving Portfolio"). Subject to approval by the Portfolio's shareholders, after the close of business on September 5, 2008 the following Disappearing Portfolio will reorganize into and become part of the following Surviving Portfolio:

Disappearing Portfolio	Surviving Portfolio
ING VP Real Estate Portfolio	ING Global Real Estate Portfolio

Accordingly, effective after the close of business on September 5, 2008, investments in the Disappearing Portfolio will automatically become investments in the Surviving Portfolio, as follows:

*   Class I of the ING Global Real Estate Portfolio will automatically be added to your contract and all existing account balances invested in the ING VP Real Estate Portfolio (Class I) will automatically become investments in the ING Global Real Estate Portfolio (Class I).

As a result of the reorganizations, effective September 8, 2008 all references to the Disappearing Portfolio in the Contract Prospectus and SAI are hereby deleted.

Unless you provide us with alternative allocation instructions, all future allocations directed to the Disappearing Portfolio after the date of the reorganization will be automatically allocated to the Surviving Portfolio. You may give us alternative allocation instructions at any time by contacting our Customer Service Center through:

ING Service Center
P.O. Box 5050
Minot, North Dakota 58702-5050

1-877-884-5050

See also the Transfers Among Investment Options section of your Contract Prospectus for further information about making fund allocation changes.

2. The information for ING Julius Baer Foreign Portfolio appearing in the Contract Prospectus under Appendix IV–Fund Descriptions is deleted and replaced with the following to reflect a subadviser name change effective June 15, 2008. In addition, effective September 8, 2008, the following information for ING Global Real Estate Portfolio is added to Appendix IV–Fund Descriptions.

Fund Name	Investment Adviser/Subadviser	Investment Objective(s)
ING Investors Trust – ING Global Real Estate Portfolio	ING Investments, LLC **Subadviser**: ING Clarion Real Estate Securities L.P.	Seeks high total return consisting of capital appreciation and current income.
ING Investors Trust – ING Julius Baer Foreign Portfolio	Directed Services LLC **Subadviser**: Artio Global Management, LLC	Seeks long-term growth of capital.

3. The minimum and maximum Total Annual Fund Operating Expenses shown in the Contract Prospectus will not change as a result of the reorganization. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus.

4. The following is added at the end of the third paragraph under the "Loans" section on page 37 of the Contract Prospectus:

Processing of loan repayments (including pricing of such repayments) may be delayed for administrative reasons, including but not limited to submission of repayments without a proper loan coupon, or where the amount of a repayment differs from the amount printed on the loan coupon. Please contact us at the number or address listed in the "Questions: Contacting the Company," section of your contract prospectus for further information.